UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13 a -16 OR 15 d -16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

1

Explanatory note

On July 21, 2020, Deutsche Bank AG published the following ad-hoc release. This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-226421 of Deutsche Bank AG.

Ad-hoc Release | July 21, 2020

Deutsche Bank updates Common Equity Tier 1 ratio

Frankfurt am Main, July 21, 2020, 13:29 CET – Deutsche Bank AG (XETRA: DBKGn.DE / NYSE: DB) estimates its Common Equity Tier 1 (CET1) ratio as of June 30, 2020, to be approximately 13.3% compared to 12.8% at March 31, 2020. This is above market expectations and prior management guidance.

The increase in the CET1 ratio in the second quarter is principally driven by lower than anticipated credit risk weighted assets (RWAs). The lower RWAs reflect lower loan balances driven by higher than expected repayments of credit facilities by clients, notably in the later part of the quarter, and a reduction of derivative volumes. The client facilities were initially drawn in reaction to the COVID-19 pandemic economic challenges and subsequently repaid or refinanced.

Deutsche Bank expects results for the second quarter of 2020 to be slightly above average consensus estimates as compiled by the company on July 21, 2020. Full details of Deutsche Bank’s second quarter results will be released as scheduled on July 29, 2020 at approximately 07:00 CET.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2019 Annual Report on Form 20-F, which was filed with the SEC on March 20, 2020, on pages 13 through 47 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir .

2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: July 21, 2020

By: /s/ Serdar Oezkan
Name:Serdar Oezkan
Title:Managing Director

By: /s/ Mathias Otto
Name:Mathias Otto
Title:Managing Director and Senior Counsel

3